Goldman Sachs Trust

Goldman Sachs Small Cap Value Fund

Class A, B and C Shares

Institutional Shares
Service Shares

Supplement dated April 26, 2004 to

Prospectuses dated December 23, 2003

The Goldman Sachs Small Cap Value Fund (the “Fund”) is closed to new investors effective May 15, 2004. Purchases into new accounts will be accepted only through the close of business on May 15, 2004. After May 15, 2004, purchases into new accounts generally will no longer be accepted.

The following investors may continue to make additional purchases and to reinvest dividends and capital gains into their accounts:

■	Current Fund shareholders; and

■	Certain Qualified Defined Contribution and Benefit Plans (as defined below) investing through financial institutions that currently have a contractual agreement with Goldman, Sachs & Co. to offer the Fund. Certain Qualified Defined Contribution and Benefit Plans include 401(k) plans, profit sharing plans and money purchase pension plans, as well as 403(b) plans and 457 plans.

Once a shareholder closes all accounts in the Fund, additional investments may not be accepted.

Exchanges into the Fund from other Goldman Sachs Funds are not permitted.

The Fund may resume sales of shares to new investors at some future date.

SMCAPSTCK 4-04

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